Exhibit 99.1

15 August 2003

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	World Trade Centre Strawinskylaan 749 1077 XX Amsterdam, The Netherlands

Telephone: +31-20-301 2988 Fax: +31-20-404 2544

Dear Sir

Pursuant to Listing Rule 3.13.2 we advise that all the resolutions set out in the Notice of Annual General Meeting dated 15 August 2003 were carried at the Annual General Meeting of the Company held today in Amsterdam, The Netherlands.

Details of votes cast on the direction of CUFS holders are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN

1.	Annual Accounts	255,652,404	13,170	1,300,532

2a.	Re-elect Ms M Hellicar to the Supervisory & Joint Boards	258,856,180	101,601	365,439

2b.	Re-elect Mr M Gillfillan to the Supervisory & Joint Boards	258,919,083	56,396	345,939

2c.	Elect Mr P Cameron to the Supervisory & Joint Boards	258,877,199	94,249	348,662

2d.	Elect Mr D McGauchie to the Supervisory & Joint Boards	258,796,503	144,836	376,484

3.	Approve Messrs Cameron and McGauchie participation in the Supervisory Board Share Plan	258,001,831	550,517	467,567

4.	Elect Mr Zwinkels to the Managing Board	258,791,177	78,983	423,652

5.	Renew Company's authority to acquire own shares	258,805,414	63,931	471,431

6.	Increase nominal value and convert share premium	258,941,103	49,513	345,244

7.	Approve a reduction of capital	258,750,233	78,553	497,848

8.	Provide authority to amend Articles of Association	258,765,966	36,933	378,252

As is set out in the Notice of Annual General Meeting the record date and payment date for the proposed capital return will be announced after a two month advertising period and Dutch Court approval.

Yours faithfully

Sanneke Parabirsing
Company Secretary